UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 8, 2021

Independence Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-36041	26-4567130
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1835 Market Street, Suite 2601

Philadelphia, Pennsylvania, 19103

(Address of Principal Executive Office) (Zip Code)

(267) 270-4800

(Registrant’s telephone number, including area code)

N/A

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	IRT	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

The information provided in Item 7.01 below is incorporated by reference into this Item 2.02.

Item 7.01	Regulation FD Disclosure.

The slide presentation attached hereto as Exhibit 99.1, and incorporated herein by reference, may be used by Independence Realty Trust, Inc. (“IRT”) in various presentations to investors beginning November 8, 2021.

The information in this Current Report, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.  The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

About Independence Realty Trust, Inc.

Independence Realty Trust, Inc. (NYSE: IRT) is a real estate investment trust that owns and operates multifamily apartment properties across non-gateway U.S. markets, including Atlanta, Dallas, Louisville, Memphis, Raleigh and Tampa. IRT’s investment strategy is focused on gaining scale within key amenity rich submarkets that offer good school districts, high-quality retail and major employment centers. IRT aims to provide stockholders attractive risk-adjusted returns through diligent portfolio management, strong operational performance, and a consistent return of capital through distributions and capital appreciation.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “seek,” “outlook,” “assumption,” “projected,” “strategy”, “guidance” or other, similar words. Because such forward-looking statements involve significant risks, uncertainties and contingencies, many of which are not within IRT’s control, actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such statements. These forward-looking statements are based upon the current judgments and expectations of IRT’s management. These risks include, but are not limited to the risk that we may not complete any potential acquisitions, other investment opportunities or other transactions in a timely fashion or at all and those risks and uncertainties associated with IRT’s business that are discussed in IRT’s filings with the Securities and Exchange Commission, including those under the heading “Risk Factors” in IRT’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020 and IRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.  Dividends are subject to the discretion of IRT’s Board of Directors, and will depend on IRT’s financial condition, results of operations, capital requirements, compliance with applicable laws and agreements and any other factors deemed relevant by IRT’s Board. IRT undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law.

 Additional Information and Where to Find It

In connection with its announced merger transaction with STAR, IRT filed with the SEC a registration statement on Form S-4 to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction.  The registration statement was declared effective by the SEC on September 29, 2021, and includes a joint proxy statement/prospectus which was sent to the stockholders of IRT and the stockholders of STAR. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT are available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR are available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of

IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01Financial Statements and Exhibits.

(d) Exhibits

99.1	Slide Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Independence Realty Trust, Inc.

November 8, 2021	By:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer and Treasurer

Exhibit 99.1

Thornhill, Raleigh, NC INVESTOR PRESENTATION November 2021

Table of Contents

IRT Enterprise Snapshot OWN AND OPERATE Average community age (2) 16 years 57 Communities 16,109 Units $2.1B In gross assets PORTFOLIO SUMMARY (1) SAME STORE HIGHLIGHTS NOI growth: 14.7% (3) Average effective rent $1,227 (4) Average occupancy: 96.0% (4) VALUE ADD SUMMARY 21 communities identified for redevelopment: 14 projects ongoing, 7 completed or nearing completion as of September 2021; and 5 future projects, currently identified 17.6% return on investments made to date (5) As of September 30, 2021. Average community age is from the date of construction or the date of the most recent major renovation, if any, including renovations under our value add program that are over 85% complete. Represents year-over-year change, comparing third quarter 2021 same store results to third quarter 2020. Represents average effective rent and average occupancy for the three months ended September 30, 2021. Calculated using the rent premium per month, multiplied by 12, divided by the total renovation cost per unit. IRT Properties Properties Held for Sale Joint Venture Property IRT Corporate Offices

Highlighting IRT’s Recent Developments Stonebridge Crossing, Cordova, TN

1)    All collection metrics are through November 8, 2021 and are based on IRT’s internal data for the full portfolio, which management uses to monitor property performance on a daily or weekly basis.(2) 4Q 2021 represents new leases and renewals that were signed as of November 3, 2021.(3) Liquidity data as of September 30, 2021. Excludes proceeds we expect to receive upon settlement of our forward equity sale agreements entered into in July 2021 in connection with the STAR merger announcement. IRT Business Update Across Key Industry Metrics Real Estate / Liquidity Metrics  Maintaining High Average Occupancy Rent Collection Remains Steady (1) Blended Lease-Over-Lease Rental Rate Changes Continue To Improve (2) Ample Liquidity ($ in millions) (3)

IRT’s Recent Developments and Performance  Executing transactions which support our ongoing strategy to drive growth Announced proposed merger with Steadfast Apartment REIT on July 26, 2021, to create a top 3 publicly traded multifamily REIT focused on the sunbelt with a combined company equity market capitalization of approximately $5 billion and a total enterprise value of approximately $ 8 billion(1); expected to close in 4Q21, subject to customary closing conditions, including IRT and Steadfast stockholder approvals Plan to dispose of six assets, Crestmont (228 units) and Creekside Corners (444 units) in Georgia, Riverchase (216 units) in Indiana, Haverford Place (160 units) in Kentucky, and Heritage Park (453 units) and Raindance (504 units) in Oklahoma; using proceeds to repay debt   Closed on a joint venture in Nashville on September 3, 2021, for the development of 3 communities totaling 504-units; IRT’s investment will total approximately $14 million with our joint venture partner managing construction; first community expected to be completed in the first half of 2022 Continuing to deliver strong operating results Average occupancy rates have been increasing to 95.8% in 4Q21 to date, on a same store basis  Rent collection trends in 2021 have been steady Rental rate increases continue, with a blended lease-over-lease increase of 15.2% in 4Q21 to date, led by new lease rental rate growth in our value add communities Well-positioned to succeed in our core non-gateway markets Benefiting from positive migration trends to sunbelt markets, that offer a better cost of living & tax policy Favorable population and employment growth dynamics in our markets, with high resident demand High occupancy levels provide leverage for driving rent growth (1) Based on IRT’s closing stock price of $24.04 as of 11/2/2021 and a 0.905x exchange ratio.

Independence Realty Trust to Merge with Steadfast REIT Creates Leading Sunbelt-Focused Multifamily Platform

Transaction Overview Based on IRT’s closing stock price of $24.04 as of 11/2/2021 and a 0.905x exchange ratio. Pro forma ownership includes the 16.1M shares of IRT sold on a forward basis pursuant to an offering that closed on July 30, 2021. IRT expects to physically settle the associated forward sale agreements prior to their maturity on July 30, 2022. Dividends are subject to the discretion of IRT’s Board of Directors, and will depend on IRT’s financial condition, results of operations, capital requirements, and other factors deemed relevant by IRT’s Board.

Transaction Rationale and Expected Benefits Creation of an ~$8bn(1) multifamily REIT focused on high-growth markets predominantly in the Sunbelt region Merger joins together two high-quality portfolios with complementary geographic footprints in the highly desirable Sunbelt region The combined company will own a portfolio of 130 apartment communities comprising approximately 38,000 units across 16 states Enhances trading liquidity and expected to improve cost of capital over the long-term Ability to compete more effectively for acquisition and development opportunities Strengthens operating platform through integration of best practices Combined company will have a presence across 16 states, accelerating penetration in core IRT markets including Atlanta and Dallas / Fort Worth, and entering new, attractive markets and other non-gateway metros exhibiting favorable fundamentals including Denver and Nashville Improves concentration in the high-growth Sunbelt region, which is benefitting from strong population migration and employment growth trends, and further strengthens existing focus on middle-market communities Transaction is expected to be immediately accretive to earnings (approximately 11%) Approximately $20 million of corporate G&A synergies expected to be recognized upon full integration Integration of the portfolio and execution of asset management best practices expected to deliver approximately $8 million in operational synergies Expands IRT’s proven redevelopment pipeline to drive outsized rent growth across the combined portfolio Potential to renovate approximately 12,000 units at STAR properties over the next six to seven years

Steadfast Apartment REIT Snapshot

STAR owns a portfolio of high-quality multifamily assets in attractive markets with strong fundamentals

STEADFAST | REIT

STAR PORTFOLIO SUMMARY

70 Communities	**96.7%** SS Avg. Occupancy	**$1,344** Avg. Effective Monthly Rent per Unit (1)	**63%** NOI from Sunbelt Markets (2)
21,841 Units	**21.9%** Spread on New Leases (3)	**$4.6B** Enterprise Value (4)	**$213M** Q3 Annualized NOI (5)



Reserve at Creekside
Chattanooga, TN



Los Robles
San Antonio, TX



Ballpark Apartments @ Town Madison
Madison, AL



Reflections on Sweetwater
Lawrenceville, GA

Note: Portfolio information as of 9/30/2021. Excludes three development assets.
(1) Represents average effective monthly rent for the three months ended 9/30/2021.
(2) STAR Sunbelt markets defined as AL, GA, OK, SC, TX and TN.
(3) Represents the change in monthly effective rent, as adjusted for concessions, for each unit that had a prior lease and current lease that are for a term of 9-13 months. Based on new leases signed in Q3 2021.
(4) Based on IRT's closing stock price of $24.04 as of 11/2/2021 and a 0.905x exchange ratio.
(5) Excludes the three assets STAR identified as held for sale as of September 30, 2021.

9

Independence Realty Trust

Complementary Portfolios with Benefits of Size and Scale Source: IRT and STAR filings as of 9/30/2021 and FactSet. Portfolio information as of 9/30/2021. Market data as of 11/2/2021. STAR equity and enterprise value based on IRT’s closing stock price of $24.04 as of 11/2/2021 and a 0.905x exchange ratio. STAR excludes three development assets. Represents average for the three months ended 9/30/2021. Pro forma represents weighted average effective rent and average occupancy based on number of units. Pro forma NOI includes property-level synergies of $8 million. Pro forma Adjusted EBITDA includes property-level synergies of $8 million and corporate G&A synergies of $20 million. Combination creates premier Sunbelt-focused multifamily platform with enhanced scale and portfolio quality

Meaningful and Identifiable Synergies to Drive Growth Portfolio Overlap Creates Operating Synergies ~11% Immediate Core FFO/Share Accretion Expected with Additional Earnings Enhancement Potential Significant portfolio overlap and economies of scale expected to generate approximately $8 million of annual operating synergies Cost of capital advantages as company continues to grow Long-term interest savings as in-place mortgage debt is refinanced Additional Earnings Growth Opportunities STAR’s high-quality portfolio coupled with significant corporate and operating synergies are expected to create immediate earnings accretion; additional levers exist to further enhance earnings over the long-term Value Add Renovations Accelerate Growth New opportunities to renovate approximately 12,000 units at STAR communities Expect to generate 15% to 20% ROI on renovations, consistent with IRT’s existing value add program Meaningful Corporate Expense Savings Expect to realize approximately $20 million of annual corporate expense savings

Our Competitive Advantage Steadfast Property: Eastside Heights, Nashville, TN

Top 10 Markets Expanded Presence Across High-Growth Markets PORTFOLIO SUMMARY Sources: IRT and STAR filings as of 9/30/2021, CoStar, Kinder Institute. Note: STAR excludes three development assets. Sunbelt markets defined as AL, FL, GA, NC, OK, SC, TN and TX. Includes communities located in Denver, Fort Collins, Colorado Springs and Loveland, CO. Geographic Distribution Combined company includes 130 communities across resilient, high-growth markets Top 10 Markets Geographic Distribution Expands IRT’s presence in high-growth metros including Atlanta and Dallas / Fort Worth with new exposure to Denver and Nashville The Sunbelt region has exhibited strong fundamentals with favorable population migration trends as people seek a lower cost of living, better tax policy, and growing economic opportunity Represents incremental market exposure Represents new market exposure for IRT (1)

Sources: IRT and STAR filings as of 9/30/2021, CoStar. Gateway markets represent an arithmetic mean of New York, Washington DC, San Francisco and Los Angeles. Pro Forma IRT weighted averages are based on unit count as of 9/30/2021 and excludes STAR’s three development assets. Outsized Population Growth Employment Change vs. 2019 Outpaces National Average Increased Presence in Markets with Strong Fundamentals Combined company’s markets outperform the national average and gateway markets in two key fundamentals for multifamily asset performance, population and employment growth ’20 ’21E ’22E ’20 vs. ’19 ’21E vs. ’19 ’22E vs. ’19 (9.84%)

Well-Positioned in Affordable, Highly Defensive Middle Market Communities A B C Higher income residents move down in a recession Renters move down to Class B as rent increases outstrip income growth Capture households moving down in a recession Capture seniors who sell homes to fund retirement Capture individuals/families moving up with career progression Lower income residents move up as income grows Sample Resident Demographic: Value driven Middle income category Renters by necessity Residents Require Accommodations That Are: Affordable Well maintained, spacious, comfortable, clean and modern Equipped with state-of-the-art amenities Conveniently located Class B Positioning: Most opportunity to consistently increase rents Less exposure to homeownership Less likely to be impacted from new construction Our multifamily exposure is a natural inflation hedge due to our ability to reset rents annually

Robust Embedded Value Add Growth Opportunities

Combined ~20,000 unit value add pipeline for the pro forma combined company

- **~12,000 STAR units and ~8,000 IRT units preliminarily identified for improvement renovations**
- **Expect to implement IRT's value add platform at existing STAR units and drive outsized rental growth**
- **IRT's historical projects have generated 17.6% return on investment across approximately 4,400 units, resulting in over $162 million of incremental value creation (1)**

Value Add Pipeline (2)

($ in millions)

	Independence Realty Trust			STEADFAST REIT	Independence Realty Trust
	In-Place Program	Future Pipeline	Total		Pro Forma
Units to Renovate	7,851	4,225	12,076	12,000	24,076
United Renovated-to-Date	4,419	-	4,419	-	4,419
Remaining Units to Renovate	3,432	4,225	7,657	12,000	19,657
Remaining Renovation Costs (3)	$38 - $41	$46 - $51	$84 - $92	$132 - $144	$216 - $236
Incremental NOI (4)	$7 - $7	$8 - $9	$15 - $16	$23 - $25	$38 - $41
Incremental Value Creation (5)	$110 - $120	$135 - $148	$245 - $268	$384 - $419	$629 - $687

(1) Calculated as incremental NOI, divided by a 4.5% cap rate, net of capital investment. Incremental NOI of $9.8 million calculated as total costs-to-date of $56.5 million multiplied by ROI of 17.6%.
(2) These projections constitute forward-looking information. See "Forward-Looking Statements" on slide 42.
(3) Illustrative estimated cost / unit ranging from $11,000 to $12,000.
(4) Illustrative 17.6% annual ROI based on IRT's historical returns.
(5) Calculated as incremental NOI, divided by 4.5% cap rate net of capital invested.

16
Independence Realty Trust

Exploring New Investment Opportunities Our Focus: Target assets in core non-gateway markets Prioritize the southeast and broader sunbelt region Create another avenue for accretive capital allocation Why Now: Market for acquisitions is highly competitive Historically low cap rates are currently skewing risk/return dynamics Seeing favorable supply/demand dynamics in the southeast and sunbelt region What To Expect: Deploy capital into higher return opportunities Better risk-adjusted returns Build a pipeline for future acquisitions Our investment efforts provide multiple avenues for accretive capital allocation and value creation IRT is exploring new preferred equity investments and joint venture relationships, focused on new multifamily development & offering increased optionality for capital investment Closed Two Joint Ventures Focused on New Multifamily Development in Core Non-Gateway Markets June 2021: Development of a 402-unit community in Richmond, VA September 2021: Development of 3 communities, totaling 504-units in Nashville, TN

Multiple Investment Levers to Drive Accretive Growth Renovate existing properties/units where there is the potential for outsized rent growth Identified renovations at 7,851 units, with 3,432 units remaining; foresee more properties & several years of redevelopment, generating a  comparable 20% historical return on interior costs Expand presence in markets where we see attractive long-term fundamentals Acquire properties in existing core markets that have favorable real estate and economic fundamentals Invest in multifamily development by providing capital to third-party developers, while building a pipeline for future acquisitions Explore development, specifically in the southeast and broader sunbelt region 15-20% Unlevered IRR, with the option to purchase at attractive cap rates between 5-5.5% 3.5-4% Cap Rates in our target markets 15-20% Unlevered ROI, unlocking additional NOI compared to unrenovated units Market Opportunity Investment Overview Target Returns

Accelerating Our Efforts in Technology Our Focus Our Goals A More Favorable Resident Experience Higher Revenue and Lower Operating Expenses Greater Profitability and Margin Expansion Improved Sustainability and Social Responsibility More Engaged and Productive Staff Automation & Big Data IRT is investing in technology which will create additional efficiencies and allow our staff to focus on their most important tasks and functions. This includes implementing smart workflows that mirror real world processes, providing customized, prioritized, task-driven dashboards, and replacing human controls with system controls wherever possible. Furthermore, continued consolidation of data within a single data warehouse coupled with machine learning will lead to a reduction of bad debt, increased visibility of emerging market trends, and on-going optimization of operational and marketing spend. Marketing & Leasing IRT is focused on further enhancing its leasing efforts by improving the quality and availability of its online capabilities while eliminating traditional barriers to leasing. SMS texting, virtual tours and an improved online application process have resulted in higher conversions. IRT continues to drive increased traffic and conversions by leveraging advanced analytics, shifting away from traditional ILSs towards robust social and online channels, and integrating personalized, targeted marketing. Operations, Maintenance & Resident Experience IRT is proactively using technology to create operational efficiencies and meet the needs of existing and potential residents. The company has implemented and continues to evaluate more effective ways of automating renovations, purchasing, work orders, and unit inspections in order to facilitate faster execution and increase resident satisfaction. IRT looks to increase the utilization of mobile devices, install smart home technology, and centralize core functions as ways to further optimize processes, reduce operating expenses and support more environmentally-friendly properties.

Focusing on Our ESG Initiatives We believe that operating multifamily real estate can be conducted with a conscious regard for the environment and wider society. Find out more on the Sustainability page of IRT’s Investor Relations website at http://investors.irtliving.com. Diversity and Inclusion Committee formed to ensure a culture of understanding and respect as representation across gender, race, age and sexual orientation are all important factors to our success Sustainability Committee’s efforts protect and create a positive impact on the environment, specifically water conservation, energy management, reduced consumption, waste management Charitable and Philanthropic Initiatives with participation in organizations fighting against poverty and homelessness Our Board’s Guidelines reflect a strong commitment to the strength and success of the Company; Promote Shareholder Engagement Provide a Residence Proud to Call Home, regardless of the environment outside their door with enhanced amenities, a robust maintenance program and resident & community events

Source: S&P Global, FactSet. Market data as of 11/2/2021. Note: Represents compound total return, with dividends reinvested. IPO date of 8/13/2013. Sustained Value Creation for Stockholders IRT has a proven track record of outperforming its peers and the broader market 1-Year 3-Year 5-Year Since IPO (1)

2021 Pro Forma Capitalization, Leverage and Outlook The Pointe at Canyon Ridge, Sandy Springs, GA

Pro Forma Capitalization $8.3bn Common Equity Debt The combined company will maintain a simple capital structure consisting of secured and unsecured debt Plan to maintain conservative financial and credit policies and expect to further delever the balance sheet through non-core asset sales, organic NOI growth, value add revenue, etc. Focus on transitioning to a predominantly unsecured capital structure Majority of debt is fixed rate (or hedged), further de-risking the balance sheet Transaction extends weighted average maturity profile to over 6 years, with minimal near-term maturities Total Capitalization (1) Balance Sheet Highlights Debt Maturity Schedule (2) Sources: IRT and STAR filings as of 9/30/2021. Note: Represents pro forma capitalization at merger prior to any targeted deleveraging efforts. Market data as of 11/2/2021. Excludes cash and cash equivalents. Excludes principal amortization. 88% Fixed / Hedged 12% Floating ($ in millions)

Roadmap to Right Sizing Leverage We are focused on right sizing the balance sheet and continuing to improve the combined company’s leverage profile through achievable action items in the near to medium-term 8.1x Mid 7’s Mid 6’s Non-Core Dispositions Approximately $375-385 million from 9 identified non-core assets being marketed for sale Disposition expected to close in Q4 2021 and Q1 2022 with proceeds used to repay debt NOI Growth Organic NOI growth from stabilized portfolio consistent with long-term historical growth rates Completion of value add renovations consistent with historical track record Incremental NOI from acquisitions completed in Q2 2021 and stabilization of Garrison Station A B Illustrative Net Debt to Adjusted EBITDA At Closing (1) YE 2022 Sources: IRT and STAR filings as of 9/30/2021. Represents net debt to Q3 2021 annualized Adjusted EBITDA pro forma for the merger. Adjusted EBITDA includes $28 million of corporate G&A and operational synergies. Assumes IRT assumes all of STAR’s existing debt and completes planned deleveraging using the $375-385 million of proceeds from the sale of non-core assets and $273 million of proceeds from IRT’s July 2021 forward equity offering. YE 2023

Strength of Combined Company and Path to Long-Term Growth Defined Investment Strategy Focus on non-gateway MSAs with strong apartment demand, limited new construction and positive economic indicators / demographic trends Value Add Redevelopment Initiatives Identified value add opportunities in combined portfolio with potential to generate 15% to 20% standalone returns Fortify the Balance Sheet Further deleverage the capital structure through non-core asset sales and earnings growth Operating Efficiencies Enhance Resident Experience Improve online marketing and leasing through increased usage of mobile / IoT technologies and automation of workstreams The Residences on McGinnis Ferry Suwanee, GA Complementary Portfolios with Benefits of Size and Scale Expanded Presence Across High Growth Sunbelt Region Substantial Synergies and Strengthened Operating Platform Leading to Immediate Earnings Accretion Improved Long-Term Growth Profile Through Identified Value Add Program Pipeline Bridge Pointe Huntsville, AL Canyon Resort at Great Hills Austin, TX Solis City Park Charlotte, NC

Appendix & Definitions Millenia, Orlando, FL

Assets Demonstrate Attractive Apartment Industry Dynamics Low Homeownership Limited New Supply The national Class B vacancy rate remains resilient to supply and demand shocks with 2021 vacancy rates for Class B at 4.00% vs. Class A at 6.20% The majority of new supply remains concentrated in gateway markets, and competes with existing Class A properties for renters by choice compared to renters by necessity in Class B properties Homeownership Data Source: U.S Census Bureau as of Q3 2021. New Completions (Supply) Data Source: CoStar Q3 2021 Data Release. The Favorable Fundamentals of Our Markets Drive Demand for Our Assets Growth in households increases the pool of renters, even more so during periods of reduced homeownership The homeownership rate was 65.4% in Q3 2021 down from an uptick in 3Q 2020 to 67.7% and the 69.2% in 4Q 2004 (the peak) Homeownership affordability remains challenging for many households, especially first-time buyers as available housing stock for sale declines, prices rise, and mortgages grow more difficult to qualify for

Communities located within 5 min. of major highways Communities located in top school districts Benefiting from suburban sprawl, well-positioned in MSA with growing ancillary job markets Major company presence in Atlanta include: Our Markets | Atlanta (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI Atlanta represents 14.0% of IRT’s NOI, portfolio-wide (3) Pointe at Canyon Ridge Sandy Springs, GA Crestmont Marietta, GA 2021 2020 2019

Our Markets | Columbus(1)

Community Map


Westerville
Dublin
Hilliard
Gahanna
Upper Arlington
Pataskala
Columbus
Reynoldsburg
Urbancrest
Grove City
Pickerington
Darbydale
Canal Winchester



Bennington Pond Apartments
Groveport, OH



Schirm Farms
Canal Winchester, OH

Source: CoStar
(1) 2021 Q3 Data Release
(2) New units estimated to come as a percentage of total supply
(3) For Projected 2021 NOI

Job Growth


1.11%
2019
2020
-4.23%
3.35%
2021

2021 Job Growth:

National Average	*4.62%*
Gateway Markets	*5.79%*

Population Growth


0.91%
0.58%
0.87%
2019
2020
2021

2021 Population Growth:

National Average	*0.20%*
Gateway Markets	*0.19%*

Supply Growth [2]


2.83%
2.66%
3.02%
2019
2020
2021

Columbus represents 8.1% of IRT's NOI, portfolio-wide (3)

Differentiators

- 14th largest city in the U.S. by population
- Strong accessibility to major highway I-270
- Near thriving employment hubs such as Rickenbacker International airport
- Class B communities insulated from new Class A construction
- Major employers, and companies with headquarter-presence include:

CardinalHealth · JPMorganChase · OhioHealth · The Ohio State University · HONDA

29

Independence Realty Trust

Communities located within 5 min. of major throughways Easy access to local retail centers Concentration around Research Triangle Park Many companies have a strong presence in the area, including: Our Markets | Raleigh – Durham (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI Raleigh-Durham represents 11.9% of IRT’s NOI, portfolio-wide (3) Creekstone at RTP Durham, NC Waterstone at Brier Creek Raleigh, NC 2021 2020 2019

Located within 5 min. of major highways Benefiting from the proximity to growing industrial footprint Each community is in a top school district in the market Burgeoning tourism hub Major employers include: Our Markets | Louisville (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI Louisville represents 7.9% of IRT’s NOI, portfolio-wide (3) Prospect Park Apartment Homes Louisville, KY Meadows Apartment Homes Louisville, KY 2021 2020 2019

$3 billion Water Street mixed-use investment backed by Jeff Vinik and Bill Gates is underway downtown Major employers in the area include: Major companies have committed to a major presence in the market such as: Our Markets | Tampa (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI Tampa represents 7.6% of IRT’s NOI, portfolio-wide (3) Lucerne Tampa, FL Vantage on Hillsborough Tampa, FL 2021 2020 2019

15th largest city in the U.S. by population Communities located in top school districts Experienced outsized job growth in health care and retail trade industries Major employers include: Our Markets | Indianapolis (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI Indianapolis represents 5.1% of IRT’s NOI, portfolio-wide (3) Bayview Club Apartments Indianapolis, IN Riverchase Apartments Indianapolis, IN 2021 2020 2019

17th largest city in the U.S. by population Long-term demand fundamentals are favorable with outsized population growth projected in the key age group of 20-34 (4) Job growth driven by an economic shift away from a manufacturing economy toward a service economy Major employers include: Our Markets | Charlotte (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI; Includes full Yr 1 proforma for the recent acquisition of Solis City Park in Q2 2021 Fannie Mae Multifamily and Economics Research Charlotte represents 4.0% of IRT’s NOI, portfolio-wide (3) Fountains Southend Charlotte, NC Solis City Park Charlotte, NC 2021 2020 2019

Metro area ranked 8th in the U.S. in terms of population growth in 2018 (4) Established tourism hub New development lags rental market supply (5) Major employers include: Our Markets | Orlando (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI For 2018 Fiscal Year Fannie Mae Multifamily and Economics Research Orlando represents 2.2% of IRT’s NOI, portfolio-wide (3) Millenia 700 Orlando, FL 2021 2020 2019

Metro area ranked 1st in 2020 projected rent growth of the top 100 metros by population 1 Major employers include: Our Markets | Huntsville (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI Orlando represents 5.0% of IRT’s NOI, portfolio-wide (3) Bridgepoint Huntsville, AL Legacy at Jones Farm Huntsville, AL 2021 2020 2019

9th largest city in the U.S. by population The Dallas MSA has had the largest population growth within the past 10 years 4 Dallas accounts for nearly 8% of all financial service jobs in the Southwest region. 5 Major employers include: Our Markets | Dallas-Fort Worth (1) Source: CoStar 2021 Q3 Data Release New units estimated to come as a percentage of total supply For Projected 2021 NOI; Includes full Yr 1 proforma for the recent acquisition of Cyan Craig Ranch in Q2 2021 FreddieMac report Fannie Mae Multifamily and Economics Research Orlando represents 8.9% of IRT’s NOI, portfolio-wide (3) Avenues at Craig Ranch Dallas, TX Vue at Knoll Trail Dallas, TX 2021 2020 2019

IRT Value Add Summary Project Life to Date as of September 30, 2021 The rent premium reflects the per unit per month difference between the rental rate on the renovated unit and the market rent for an unrenovated unit as of the date presented, as determined by management consistent with its customary rent-setting and evaluation procedures. Includes all costs to renovate the interior units and make certain exterior renovations, including clubhouses and amenities. Interior costs per unit are based on units leased. Exterior costs per unit are based on total units at the community. Excludes overhead costs to support and manage the value add program as those costs relate to the entire program and cannot be allocated to individual projects. Calculated using the rent premium per unit per month, multiplied by 12, divided by the interior renovation costs per unit. Calculated using the rent premium per unit per month, multiplied by 12, divided by the total renovation costs per unit. We expect these future projects to commence during 2022. We consider value add projects completed when over 85% of the property’s units to be renovated have been completed. We continue to renovate remaining unrenovated units as leases expire until we complete 100% of the property’s units.

IRT Resident Demographics at a Glance (1) 46% 54% Residents make up a diverse, expansive job pool Top Industries of Residents Include: 1 Professional Average Age Average Income Young, growing resident population benefiting from amenity-rich communities without overextending on rent of residents between 18-29 years old76% 24% 37 $69k 2 3 4 5 Average Rent to Income 6 7 8 Medical 9 Administrative 10 Services 11 Sales Hospitality

Definitions and Non-GAAP Financial Measure Reconciliations This presentation may contain non-U.S. generally accepted accounting principals (“GAAP”) financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included in IRT’s and STAR’s reports filed or furnished with the SEC available at IRT’s website www.IRTLIVING.com under Investor Relations and STAR’s website www.STEADFASTLIVING.com under Investors. IRT’s and STAR’s other SEC filings are also available through these websites. Average Effective Monthly Rent per Unit Average effective rent per unit represents the average of gross rent amounts, divided by the average occupancy (in units) for the period presented. IRT and STAR believe average effective rent per unit is a helpful measurement in evaluating average pricing. This metric, when presented, reflects the average effective rent per month. Same-Store Average Occupancy Same-store average occupancy represents the average occupied units for the reporting period divided by the average of total units available for rent for the reporting period. EBITDA and Adjusted EBITDA EBITDA is defined as net income before interest expense including amortization of deferred financing costs, income tax expense, and depreciation and amortization expenses. Adjusted EBITDA is EBITDA before certain other non-cash or non-operating gains or losses related to items such as asset sales, debt extinguishments and acquisition related debt extinguishment expenses, casualty losses, and abandoned deal costs. EBITDA and Adjusted EBITDA are each non-GAAP measures. IRT and STAR consider each of EBITDA and Adjusted EBITDA to be an appropriate supplemental measure of performance because it eliminates interest, income taxes, depreciation and amortization, and other non-cash or nonoperating gains and losses, which permits investors to view income from operations without these non-cash or non-operating items. IRT’s and STAR’s calculation of Adjusted EBITDA differs from the methodology used for calculating Adjusted EBITDA by certain other REITs and, accordingly, IRT’s and STAR’s Adjusted EBITDA may not be comparable to Adjusted EBITDA reported by other REITs. Funds From Operations (“FFO”) and Core Funds From Operations (“CFFO”) We believe that FFO and Core FFO (“CFFO”), each of which is a non-GAAP financial measure, are additional appropriate measures of the operating performance of a REIT and us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss allocated to common shares (computed in accordance with GAAP), excluding real estate-related depreciation and amortization expense, gains or losses on sales of real estate and the cumulative effect of changes in accounting principles. While our calculation of FFO is in accordance with NAREIT’s definition, it may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to FFO computations of such other REITs. We updated our definition of CFFO during Q1 2021 to the definition described below. All prior periods have been adjusted to conform to the current CFFO definition. CFFO is a computation made by analysts and investors to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations, including depreciation and amortization of other items not included in FFO, and other non-cash or non-operating gains or losses related to items such as casualty losses, abandoned deal costs and debt extinguishment costs from the determination of FFO. Our calculation of CFFO may differ from the methodology used for calculating CFFO by other REITs and, accordingly, our CFFO may not be comparable to CFFO reported by other REITs. Our management utilizes FFO and CFFO as measures of our operating performance, and believe they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash or non-recurring items that are required by GAAP to be expensed but may not necessarily be indicative of current operating performance and our operating performance between periods. Furthermore, although FFO, CFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we believe that FFO and CFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs. Neither FFO nor CFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and CFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Accordingly, FFO and CFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization and capital improvements. Neither FFO nor CFFO should be considered as an alternative to net income or any other GAAP measurement as an indicator of our operating performance or as an alternative to cash flow from operating, investing, and financing activities as a measure of our liquidity.

Definitions and Non-GAAP Financial Measure Reconciliations Net Operating Income We believe that Net Operating Income (“NOI”), a non-GAAP financial measure, is a useful supplemental measure of its operating performance. We define NOI as total property revenues less total property operating expenses, excluding interest expenses, depreciation and amortization, property management expenses, and general and administrative expenses. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income insofar as the measure reflects only operating income and expense at the property level. We use NOI to evaluate performance on a same store and non-same store basis because NOI measures the core operations of property performance by excluding corporate level expenses, financing expenses, and other items not related to property operating performance and captures trends in rental housing and property operating expenses. However, NOI should only be used as an alternative measure of our financial performance. Same Store Properties and Same Store Portfolio We review our same store portfolio at the beginning of each calendar year. Properties are added into the same store portfolio if they were owned at the beginning of the previous year. Properties that are held-for-sale or have been sold are excluded from the same store portfolio. Total Gross Assets Total Gross Assets equals total assets plus accumulated depreciation and accumulated amortization, including fully depreciated or amortized real estate and real estate related assets. The following table provides a reconciliation of total assets to total gross assets (Dollars in thousands). Interest Coverage is a ratio computed by dividing Adjusted EBITDA by interest expense Net Debt, a non-GAAP financial measure, equals total debt less cash and cash equivalents. The following table provides a reconciliation of total debt to net debt (Dollars in thousands). We present net debt because management believes it is a useful measure of our credit position and progress toward reducing leverage. The calculation is limited because we may not always be able to use cash to repay debt on a dollar for dollar basis. Includes indebtedness associated with real estate held for sale.

Forward-Looking Statement This presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “will,” “strategy,” “expects,” “seeks,” “believes,” “potential,” or other similar words. These forward-looking statements include, without limitation, our expectations with respect to our 2021 earnings and CFFO, capital allocations, including as to the timing and amount of future dividends, and anticipated benefits of our announced merger transaction with Steadfast Apartment REIT, Inc. (“STAR”). Such forward-looking statements involve risks, uncertainties, estimates and assumptions and our actual results may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and not within our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Risks and uncertainties that might cause our future actual results and/or future dividends to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: risks related to the impact of COVID-19 and other potential future outbreaks of infectious diseases on our financial condition, results of operations, cash flows and performance and those of our residents as well as on the economy and real estate and financial markets; changes in market demand for rental apartment homes and pricing pressures, including from competitors, that could limit our ability to lease units or increase rents or that could lead to declines in occupancy and rent levels; uncertainty and volatility in capital and credit markets, including changes that reduce availability, and increase costs, of capital; inability of tenants to meet their rent and other lease obligations and charge-offs in excess of our allowance for bad debt; legislative restrictions that may delay or limit collections of past due rents; risks endemic to real estate and the real estate industry generally; impairment charges; the effects of natural and other disasters; delays in completing, and cost overruns incurred in connection with, our value add initiatives and failure to achieve projected rent increases and occupancy levels on account of the initiatives; the structure, timing and completion of our announced merger transaction with STAR and any effects of the announcement, pendency or completion of the merger, including failure to realize the cost savings, synergies and other benefits expected to result from the merger; the ability to successfully integrate the IRT and STAR businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including failure to receive required stockholder approvals; the risk that the parties may not be able to satisfy the conditions to the merger in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the announced merger transaction; the risk that the merger and its announcement could have an adverse effect on our ability to retain and hire key personnel and maintain relationships with our customers and suppliers, and on our operating results and businesses generally; unexpected costs of REIT qualification compliance; unexpected changes in our intention or ability to repay certain debt prior to maturity; inability to sell certain assets within the time frames or at the pricing levels expected; costs and disruptions as the result of a cybersecurity incident or other technology disruption; and share price fluctuations. Please refer to the documents filed by us with the SEC, including specifically the “Risk Factors” sections of our Annual Report on Form 10-K for the year ended December 31, 2020, our subsequently filed quarterly reports on Form 10-Q and our other filings with the SEC, which identify additional factors that could cause actual results to differ from those contained in forward-looking statements. We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by law. In addition, the declaration of dividends on our common stock is subject to the discretion of our Board of Directors and depends upon a broad range of factors, including our results of operations, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, applicable legal requirements and such other factors as our Board of Directors may from time to time deem relevant.

Additional Information and Where to Find It

In connection with its announced merger transaction with STAR, IRT filed with the SEC a registration statement on Form S-4 to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction.  The registration statement was declared effective by the SEC on September 29, 2021, and includes a joint proxy statement/prospectus which was sent to the stockholders of IRT and the stockholders of STAR. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT are available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR are available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement of IRT and STAR that also constitutes a prospectus of IRT and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.